Brian Pitko

SEC, Corporation Finance Division

Dear Mr. Pekto:

Find below the response to your comments.

THE RESPONSE TO YOUR QUESTION ON INCREASING THE NUMBER OF AUTHORIZED SHARES CAN BE FOUND ON PAGE 6.  THE FOLLOWING LANGUAGE HAS BEEN ADDED:

The Company currently has authorized capital of 100,000,000 shares of common stock. On July 20, 2009 there were 45,069,872 shares issued and outstanding. In addition, as of July 20, 2009, a total of 2,400,000 options and 35,000,000 warrants to purchase shares of the Company’s common stock were outstanding, additionally at July 20, 2009 a further 3,600,000 shares had been reserved to cover future options issued under the 2007 Stock Option Plan bringing the total number of shares of the Company on a fully diluted basis to approximately 86,000,000.
The Company is proposing to alter its Certificate of Authorization to increase the number of common shares authorized to be issued from 100,000,000 common shares with a par value of $0.001 each to 150,000,000 to common shares with a par value of $0.001 per share.

As stated in the Company’s Annual Report on Form 10K for the year ended December 31, 2008 and in its Quarterly Report Form 10Q for the period ended March 31, 2009 we will need additional capital to support and fund the research and development and commercialization of our product candidates and to fund our other operating activities.  The proposal to increase the number of common shares authorized to be issued is not being made in response to or anticipation of any particular event but is being made in contemplation of the fact that the Company may in the future issue further common shares.

WITH RESPECT TO YOUR SECOND COMMENT ON FEES PAID TO BOARD MEMBERS IN 2008, THE FOLLOWING TABLE HAS BE ADDED TO PAGE 11:

Name	Year	Fees Earned or Paid in Cash	All Other Compensation(1)	Total
Linda F. Powers	2008	$73,860	$—	$73,860
R. Steve Harris	2008	$33,744	$—	$33,744

Only non-employee directors receive director fees. Effective June 22, 2007, we are required to pay Linda F. Powers, as Chairperson and a non-executive member of the Board of Directors, £50,000 (approximately $100,000) per annum for her services. Also effective June 22, 2007, we were required to pay R. Steve Harris, as a non-executive member of the Board of Directors, £30,000 (approximately $60,000) per annum for his services. R. Steve Harris resigned as a director on June 30, 2008.

RELATED PARTY TRANSACTIONS HAVE BEEN ADDED TO PAGE 23:

Toucan Capital and Toucan Partners

Toucan Capital loaned the Company an aggregate of $6.75 million during 2004 and 2005. On January 26, 2005, the Company entered into a securities purchase agreement with Toucan Capital pursuant to which it purchased 32.5 million shares of the Company’s Series A cumulative convertible preferred stock (the “Series A Preferred Stock”) at a purchase price of $0.04 per share, for a net purchase price of $1.276 million, net of offering related costs of approximately $24,000. In April 2006, the $6.75 million of notes payable plus all accrued interest due to Toucan Capital were converted into shares of the Company’s Series A-1 cumulative convertible Preferred Stock (the “Series A-1 Preferred Stock”).

Toucan Partners loaned the Company $4.825 million in a series of transactions. From November 14, 2005 through March 9, 2006, the Company issued three promissory notes to Toucan Partners, pursuant to which Toucan Partners loaned the Company an aggregate of $950,000. In addition to the $950,000 of promissory notes, Toucan Partners provided $3.15 million in cash advances from October 2006 through April 2007, which were converted into convertible notes (the “2007 Convertible Notes”) and related warrants (the “2007 Warrants”) in April 2007. In April 2007, the three promissory notes were amended and restated to conform to the 2007 Convertible Notes. Payment was due under the notes upon written demand on or after June 30, 2007. Interest accrued at 10% per annum, compounded annually, on a 365-day year basis. The principal amount of, and accrued interest on, these notes, as amended, was convertible at Toucan Partners’ election into common stock on the same terms as the 2007 Convertible Notes.

The Company and Toucan Partners also entered into two promissory notes to fix the terms of two additional cash advances provided by Toucan Partners to the Company on May 14, 2007 and May 25, 2007 in the aggregate amount of $725,000, and issued warrants to purchase shares of the Company’s capital stock to Toucan Partners in connection with each such note. These notes and warrants are on the same terms as the 2007 Convertible Notes and 2007 Warrants and the proceeds of these notes enabled the Company to continue to operate and advance programs while raising additional equity financing.

During the fourth quarter of 2007, the Company repaid $5.3 million of principal and related accrued interest due to Toucan Partners pursuant to the convertible notes.

On August 19, 2008, the Company entered into a loan agreement with Toucan Partners, under which Toucan Partners provided the Company with debt financing in the amount of $1.0 million (the “Toucan Loan”). Under the terms of the Toucan Loan, the Company received $1.0 million in return for an unsecured promissory note in the principal amount of $1,060,000 (reflecting an original issue discount of six percent, or $60,000). The Toucan Loan has a term of six months. The note may be paid at any time without a prepayment penalty and the term may be extended in Toucan Partners discretion upon the Company’s request. At December 31, 2008, the carrying value of the Loan was $1,044,000, net of unamortized discount of $16,000. The Company amortizes the discount using the effective interest method over the term of the loan. During the year ended December 31, 2008, the Company recorded interest expense related to the amortization of the discount of $44,000. Toucan Partners may elect to have the original issue discount amount paid at maturity in shares of common stock, at a price per share equal to the average closing price of the Company’s common stock on the NASD Over-The-Counter Bulletin Board during the ten trading days prior to the execution of the loan agreement. The intrinsic value of the Toucan Loan did not result in a beneficial conversion feature.

On December 22, 2008, the Company entered into a Loan Agreement and Promissory Note with Toucan Partners.   Under the Note, Toucan has loaned the Company $500,000 (the “Toucan December Loan”).  The Note is an unsecured obligation of the Company and accrues interest at the rate of 12% per year. The term of the Note is six months, with a maturity date of June 22, 2009.  The Note contains customary representations and warranties, and affirmative and negative covenants regarding the operation of the Company’s business during the term of the Note.  In connection with the Note, the Company issued to Toucan Partners a warrant to purchase 132,500 shares of the Company’s common stock at an exercise price equal to $0.40 per share, which was the closing price of the Company’s Common Stock on the NASD Over-The-Counter Bulletin Board on December 22, 2008.  The warrant expires 5 years from the date of issuance.

Upon issuing the note to Toucan Partners, the Company recognized the note and warrants based on their relative fair values of $453,000 and $47,000, respectively, in accordance with APB 14.  The fair value of the note was determined using the Black-Scholes option pricing model. The relative fair value of the warrants was classified as a component of additional paid-in capital in accordance with SFAS No. 150,  and EITF 00-19, with the corresponding amount reflected as a contra-liability to the debt.  The fair value of the warrants was determined using the Black Scholes model, assuming a term of five years, volatility of 197%, no dividends, and a risk-free interest rate of 1.53%.

AND THE FOLLOWING RELEVANT TO THE SAME ON PAGE 25:

As of December 31, 2008, Toucan Capital, including the holdings of Toucan Partners, beneficially owned of 21,872,196 shares of our capital stock, representing approximately 51.5% of our outstanding common stock.

On March 21, 2008, the Company executed a Sublease Agreement (the “Sublease Agreement”) with Toucan Capital Corporation for the space the Company uses as its headquarters at 7600 Wisconsin Avenue, Suite 750, Bethesda, Maryland. The Sublease Agreement is effective as of July 1, 2007 and expires on October 31, 2016, unless sooner terminated according to its terms. Previously, the Company had been occupying its Bethesda headquarters under an oral arrangement with Toucan Capital Corporation, whereby the Company was required to pay base rent of $32,949.10 per month through December 31, 2007. Under the Sublease Agreement, the Company is required to pay base rent of $34,000 per month during the year 2008, which monthly amount increases by $1,000 on an annual basis, to a maximum of $42,000 per month during 2016, the last year of the lease term. In addition to monthly base rent, the Company was and remains obligated to pay operating expenses allocable to the subleased premises under Toucan Capital Corporation’s master lease.

PLEASE NOTE THAT SOME OTHER CHANGES HAVE BEEN MADE TO THE PROXY AS FOLLOWS

1.
In the initial letter at the bottom:  Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on August 14, 2009.  The proxy statement and annual report for 2008 are also available at NWBio.com under the drop down Investors and then Proxy Materials.

2.
Top of page 2:  Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on August 14, 2009.  The proxy statement and annual report for 2008 are also available at NWBio.com under the drop down Investors and then Proxy Materials.

3.	The wording of the 3 proposals have minor changes
4.
Page 8 the following sentence added:  If the proposal for de-listing from AIM is approved by stockholders, then the last day of trading of the Company’s Common Stock on AIM is expected to be 21 August, 2009 with the cancellation of admission to trading on AIM effective from 7:00 a.m. (London time) on 24 August 2009

5.	Mr. Deasey has been added to the table on Page 15. Table below:

Name and Principal Position	Year	Salary	Bonus	Option Awards(3)	All Other Compensation(1)	Total

Alton L. Boynton, Ph.D.	2008	$331,250	—	$—	$504	$331,754
President, Chief Executive	2007	$331,250	—	$2,011,680	$1,828	$2,344,758
Officer, Chief Scientific Officer and Secretary(2)	2006	$330,802	—	—	$2,993	$333,795

Marnix L. Bosch, Ph.D., M.B.A.	2008	$250,000	—	$—	$672	$250,672
Chief Technical Officer	2007	$224,980	—	$471,661	$482	$697,123
	2006	$167,021	—	$1,344	$982	$169,347

Anthony P. Deasey (4)	2008	$215,331	—	$—	$378	$215,709
Senior Vice President and Chief Financial Officer	2007	$63,462	—	$115,268	—	$178,730
	2006	$—	—	$—	—	$—

6.	PLEASE SEE THE CHANGES TO THE TABLE ON PAGES 16/17

7.	THE REMAINDER OF THE CHANGES ARE MINOR WORDSMITHING AND SPELLING.

Furthermore:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know of any questions.  I can send you a redline if you wish.

/s/ Alton L. Boynton
Alton L. Boynton
President and Chief Executive Officer